Austrian

December 1, 2006

Ad-hoc Release

CAPITAL INCREASE WITH APPROXIMATELY EUR 367 MILLION OFFER VOLUME SUCCESSFULLY COMPLETED

Offer price fixed at EUR 7.10 per new share

Following the expiry of the subscription and offer periods for the public offer in Austria of up to 51,680,000 new ordinary bearer shares with no par value of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft, the company announces the successful completion of the offering.

Result of the ordinary capital increase – overview

Volume of the capital increase (calculated notional amount)	EUR 3 divided into 51,680,000 new ordinary bearer shares with no par value
Final offer price	EUR 7.10 per new share
Offer volume	EUR 366,928,000
Commencement of trading of the new shares on the Vienna Stock Exchange	expected for 5 December 2006

Demand was strong amongst both international institutional investors as well as retail and institutional investors in Austria. The principal shareholder, ÖIAG, and the other shareholders represented in the Austrian Syndicate also participated in the offering (as previously announced), and continue to hold a total share of 50% plus one share in the company. Merrill Lynch and Bank Austria Creditanstalt acted as underwriters and advised Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft in connection with the implementation of the capital increase.

Austrian Chief Executive Officer Alfred Ötsch commented as follows on the successful capital increase: 'With the successful completion of our transaction, we have taken an important step in our restructuring program. I would like to thank our institutional and retail investors for the confidence they have shown in the company. The fact that we were able to place all of the offered new shares in the current volatile market environment of the airline industry underlines the acceptance of our corporate strategy. We also believe that it reflects the investors' confidence in the company's future prospects as it continues to assert itself as a specialist carrier in the European airline market.

The proceeds from the offering will enable us to boost our earning power as a leading airline in air traffic to Eastern Europe, and to strengthen our capital structure. In addition, the proceeds will allow us to speed up the restructuring measures already introduced with the aim of achieving profitable growth as a quality airline and ultimately returning to profitability.'

Rückfragehinweis / For further information: Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

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